

May 22, 2014

<u>Via E-mail</u>
Gary B. Halverson
Chief Executive Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, OH 44114

>   **Re: Cliffs Natural Resources Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 14, 2014**
>   **Response dated April 15, 2014**
>   **File No. 001-08944**

Dear Mr. Halverson:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 108
Notes to Consolidated Financial Statements, page 115
Note 1. Basis of Presentation and Significant Accounting Policies, page 115

1.   We note your response to prior comment four related to the $45.1 million non-controlling interest error for Bloom Lake corrected in 2013. You state that the error was first noted in the first quarter of 2013 and fixed through a reclassification adjustment. Then during the fourth quarter, due to a dilution of a non-controlling owner in the Partnership, you determined the reclassification was incorrect and instead the correction should have been through earnings. Please address the following in relation to this error:

- Provide further information to help us understand how you considered the identification and correction of the error in your evaluation of internal controls over financial reporting (ICFR) as of December 31, 2013 and whether control deficiencies existed due to the error. To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified.

- In addition, describe the evaluation performed on whether there was a reasonable possibility that your controls would have failed to prevent or detect a material misstatement associated with other related aspects of the consolidation process.

- Last, tell us if the identification and correction resulted in changes to your internal controls and if so, describe those changes and the timing.

Note 15. Income Taxes, page 179

2.   We note your response to prior comment five regarding income not subject to tax is related to intercompany notes between the U.S. parent entity and the Canadian subsidiary and the second note between a Canadian subsidiary and an Australian subsidiary. We note from your response to prior comment one that short-term intercompany loans outstanding during 2013 were approximately $200 million. Please further explain how the tax benefit of $106.5 million related to the intercompany loans was determined. Please clarify if the tax benefit is related to only the short-term intercompany loans or other items which have been aggregated.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining